

March 8, 2013

Via E-mail
Michael M. Nolan
Vice President, Chief Financial Officer
and Treasurer
Albany Molecular Research, Inc.
26 Corporate Circle
Albany, New York 12212

Re: Albany Molecular Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012
File No. 000-25323

Dear Mr. Nolan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief